SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                (Rule 13d - 101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. _____5________)1, 2


                Kerzner International Limited (formerly known as
                        Sun International Hotels Limited)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary shares, $0.001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P8797T133
-------------------------------------------------------------------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                                Jerome Katz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 24, 2003
          ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

2 This Schedule 13D shall also be deemed to amend Royale Resorts Holdings Limited's and Sun International Inc.'s Schedule 13D filed January 28, 2000 jointly by Royale Resorts Holdings Limited, Sun International Inc., and others.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------
          CUSIP No. P8797T133                        13D
------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Kersaf Investments Limited

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                      [x]  (b)

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A

--------- ---------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of South Africa

------------------- ------- ---------------------------------------------------

    NUMBER OF          7    SOLE VOTING POWER

      SHARES                - 0 -

                    ------- ---------------------------------------------------

   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               - 0 -

                    ------- ---------------------------------------------------
       EACH
                       9    SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -

                    ------- ---------------------------------------------------
      PERSON
                       10   SHARED DISPOSITIVE POWER
       WITH
                            1,983,679

--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,983,679

--------- ---------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%

--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          HC, CO
--------- ---------------------------------------------------------------------

------------------------------------------------
          CUSIP No. P8797T133                         13D
------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sun International Inc.

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                     [x]  (b)
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A

--------- ---------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Panama

------------------- ------- ---------------------------------------------------

    NUMBER OF          7    SOLE VOTING POWER

      SHARES                -  0 -

                    ------- ---------------------------------------------------

   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               -  0 -

                    ------- ---------------------------------------------------
       EACH
                       9    SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -

                    ------- ---------------------------------------------------
      PERSON
                       10   SHARED DISPOSITIVE POWER
       WITH
                            1,983,679

--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,983,679

--------- ---------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%

--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------

------------------------------------------------
          CUSIP No. P8797T133                         13D
------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Royale Resorts Holdings Limited

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                 [x]    (b)
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A

--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda

------------------- ------- ---------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER

      SHARES                -  0 -

                    ------- ---------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               - 0 -

                    ------- ---------------------------------------------------
       EACH
                       9    SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -

                    ------- ---------------------------------------------------
      PERSON
                      10    SHARED DISPOSITIVE POWER
       WITH
                            1,683,679*

--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,683,679

--------- ---------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%

--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------

* Includes 1,173,679 Ordinary Shares held by Royale Resorts International Limited ("RRIL"), a 100% owned and controlled subsidiary of Royale Resorts.

     This Amendment No. 5 ("Amendment No. 5") amends the Schedule 13D filed on July 19, 2001, as amended by Amendment No. 1 filed on July 9, 2002, Amendment No. 2 filed on December 9, 2002, Amendment No. 3 filed on December 24, 2002 and Amendment No. 4 filed on June 3, 2003 (collectively, the "Schedule 13D"), by Kersaf Investments Limited ("Kersaf"), Sun International Inc. ("Sun International") and Royale Resorts Holdings Limited ("Royale Resorts") relating to the ordinary shares, $0.001 par value per share, of Kerzner International Limited, a corporation organized under the laws of the Commonwealth of the Bahamas ("Kerzner," formerly known as Sun International Hotels Limited). Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically amended, supplemented or restated hereby, the Schedule 13D remains in full force and effect.

     1. Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

     Item 5.  Interest in Securities of the Issuer.

                                              Ordinary Shares            Percent

              (a)    Kersaf:                   1,983,679                  (7.0%)
                     Sun International:        1,983,679                  (7.0%)
                     Royale Resorts:           1,683,679                  (6.0%)

                      Kersaf                  Ordinary Shares            Percent

              (b)    Sole Voting Power:        0                              0%
                     Shared Voting Power:      0                              0%
                     Sole Dispositive Power:   0                              0%
                     Share Dispositive Power:  1,983,679                  (7.0%)

              Kersaf may be deemed to share dispositive power with (a) Sun International, Royale Resorts and CMSA with respect to 1,683,679 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts, and (b) with Sun International, with respect to 300,000 Ordinary Shares held by Sun International.

                     Sun International         Ordinary Shares           Percent

                     Sole Voting Power:        0                            (0%)
                     Shared Voting Power:      0                            (0%)
                     Sole Dispositive Power:   0                            (0%)
                     Shared Dispositive Power: 1,983,679                  (7.0%)

              Sun International may be deemed to share dispositive power with Royale Resorts, Kersaf and CMSA with respect to 1,683,679 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts, and (b) with Kersaf with respect to 300,000 Ordinary Shares held by Sun International.

                     Royale Resorts            Ordinary Shares           Percent

                     Sole Voting Power:        0                            (0%)
                     Shared Voting Power:      0                            (0%)
                     Sole Dispositive Power:   0                            (0%)
                     Shared Dispositive Power: 1,683,679                  (6.0%)

              Royale Resorts may be deemed to share dispositive power with CMSA, Kersaf and Sun International with respect to 1,683,679 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts.

              (c) On the dates indicated below, Sun International and RRIL sold on the New York Stock Exchange in open market transactions the number of Ordinary Shares for the per share consideration specified below:

                     Sun International


                     Date               Number of Shares    Price per share/US $
                     ----               ----------------    --------------------

                     24-July-2003            46,300            32.0213
                     30-July-2003               400            32.0000
                     31-July-2003             8,100            32.0302
                     1-August-2003           24,600            32.1603
                     4-August-2003            3,400            32.0750
                     5-August-2003            7,900            32.0652
                     11-August-2003           2,300            32.0000
                     14-August-2003             100            32.0000
                     15-August-2003             600            32.0000
                     18-August-2003           6,300            32.0000
                     18-September-2003      100,000            32.5496

                     RRIL

                     Date               Number of Shares    Price per share/US $
                     ----               ----------------    --------------------

                     2-September-2003         2,500            31.0000
                     3-September-2003        28,500            31.0032
                     4-September-2003        27,000            31.0043
                     5-September-2003        18,900            31.0631
                     8-September-2003        11,400            31.0000
                     11-September-2003       21,600            31.0206

              (d) Except as described in the Schedule 13D, as amended, restated and supplemented hereby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the persons named in paragraph
                     (a).

              (e)    Not applicable.

                                   Signatures

         After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Date:  October 6, 2003           KERSAF INVESTMENTS LIMITED

                                          By:    /s/ DC Coutts-Trotter
                                                 -------------------------------
                                                 Name:      DC Coutts-Trotter
                                                 Title:     Executive Director



                                          Sun International Inc.

                                          By:    /s/ DC Coutts-Trotter
                                                 ------------------------------
                                                 Name:      DC Coutts-Trotter
                                                 Title:     Executive Director



                                          Royale Resorts Holdings LIMITED

                                          By:    /s/ DC Coutts-Trotter
                                                 ------------------------------
                                                 Name:      DC Coutts-Trotter
                                                 Title:     Executive Director